June 7, 2016

VIA EDGAR

Pamela Long

United States Securities and Exchange Commission

Office of Manufacturing and Construction

100 F Street, N.E.

Washington, D.C. 20549

Re:	DowDuPont Inc.
Registration Statement on Form S-4 (File No. 333-209869)

Dear Ms. Long:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), DowDuPont Inc. (the “Registrant”) hereby requests that the effectiveness of the Registration Statement on Form S-4 (File No. 333-209869) filed by the Registrant on March 1, 2016, as amended by Amendment No. 1 filed on April 18, 2016, Amendment No. 2 filed on May 23, 2016 and Amendment No. 3 filed on June 7, 2016 (the “Registration Statement”), be accelerated by the U.S. Securities and Exchange Commission (the “Commission”) to 2:00 p.m., Eastern time, on June 9, 2016, or as soon as reasonably practicable thereafter.

The Registrant hereby acknowledges the following:

1. should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2. the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3. the Registrant may not assert the comments of the staff of the Commission and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant hereby confirms that it is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.

If you have any questions, please feel free to contact Michael J. Aiello (michael.aiello@weil.com / telephone: 212.310.8552) or Sachin Kohli (sachin.kohli@weil.com / telephone: 212.310.8294) of Weil, Gotshal & Manges LLP. In addition, please notify Mr. Aiello or Mr. Kohli when this request for acceleration has been granted.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

DowDuPont Inc.

By:	/s/ Howard Ungerleider
Name: Howard Ungerleider
Title: Authorized Executive Officer

By:	/s/ Nicholas Fanandakis
Name: Nicholas Fanandakis
Title: Authorized Executive Officer

cc:	Michael J. Aiello, Esq.
Weil, Gotshal & Manges LLP

Sachin Kohli
Weil, Gotshal & Manges LLP

Peter Allan Atkins
Skadden, Arps, Slate, Meagher & Flom LLP

Brandon Van Dyke
Skadden, Arps, Slate, Meagher & Flom LLP